

April 5, 2021

Esterino Castellazzi
President
GHST World Inc.
667 Madison Avenue 5th Floor
New York, NY 10065

> **Re: GHST World Inc.**
> **Registration Statement on Form 10-12G**
> **Filed March 9, 2021**
> **File No. 000-31705**

Dear Mr. Castellazzi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-12G filed March 9, 2021

Registration Statement on Form 10 filed March 9, 2021
JOBS Act Accounting Election, page 1

1. We note you identify yourself as an emerging growth company as defined in the JOBS Act on the cover page of the filing. Please revise to disclose whether you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act. In addition, revise to address the following:
   - Describe how and when a company may lose emerging growth company status;
   - Describe the various exemptions available to you, such as the exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Exchange Act; and
   - Explain that as result of your election to use the extended transition period, your financial statements may not be comparable to companies that comply with public company effective dates.

Product Development, page 3

2.   We note your disclosure that you are "now in the industrial development phase" which includes "further development of the electronic components...having the software for data collection and transmission and adding artificial intelligence..." To the extent you have agreements with third party manufacturers or software developers, please provide a discussion of those agreements and their material terms, and file them as exhibits. If you intend to proceed with this phase in-house or with off the shelf components and software, please provide a discussion regarding your plan of operation in that regard.

Recent Sales of Unregistered Securities, page 23

3.   Please expand your disclosure reagrding sales of unregistered securities from the past three years to discuss the amount of consideration received for each transaction and the identity of any material stockholders or promoters. Please refer to Item 701 of Regulation S-K for further information.

Description of Registrant's Securities to be Registered, page 24

4.   Please disclose the liquidation rights, conversion rights, and/or any restrictions of the preferred stockholders.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael Harris